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SEC FILE NUMBER
001-08007

CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fremont General Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
2727 East Imperial Highway

Address of Principal Executive Office (Street and Number)
Brea, California 92821

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, on June 18, 2008, Fremont General Corporation (the “Company”) filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). On July 17, 2008, the Bankruptcy Court entered a court order (“Order”) granting the motion filed by the Company on June 23, 2008, which sought approval to consummate the acquisition by CapitalSource Inc. (“CapitalSource”), through its newly formed wholly-owned California industrial bank subsidiary, CapitalSource Bank (in organization), of a substantial portion of the assets of Fremont Investment & Loan, the Company’s wholly-owned indirect bank subsidiary (“FIL”), including all of FIL’s branches, and the assumption of all of FIL’s deposits (the “CapitalSource Transaction”) pursuant to the terms of the Purchase and Assumption Agreement, dated April 13, 2008 (“Purchase Agreement”). On July 25, 2008, the CapitalSource Transaction was consummated and FIL ceased operating as a California industrial bank. Following the CapitalSource Transaction, FIL changed its name to “Fremont Reorganizing Corporation” and continues to operate as a California corporation.

The Company has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2007 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company is reviewing the feasibility of completing its 2007 consolidated financial statements and its consolidated quarterly financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 in the context of the Company’s bankruptcy filing and the termination of FIL’s banking activities following the CapitalSource Transaction. As a result of these matters confronting the Company, the Company is not able to determine when it will be able to file its Quarterly Report on Form 10-Q for the third quarter of 2008 with the U.S. Securities and Exchange Commission (the “SEC”).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Sanchez	714	961-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, the Company is reviewing the feasibility of completing its 2007 consolidated financial statements and its consolidated quarterly financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 in the context of the Company’s bankruptcy filing and the termination of FIL’s banking activities following the CapitalSource Transaction. Consequently, the Company is not in a position to quantify any significant change in results of operations for the quarter ended September 30, 2008 as compared to the prior comparable quarter at this time.

Fremont General Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2008	By	/s/ Richard A. Sanchez

Richard A. Sanchez
Interim President and Chief Executive Officer